UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S. $25,000,000 1.62 per cent. Fixed Rate Social Notes due August 28, 2020 under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: August 15, 2017

The following information regarding an issue of U.S. $25,000,000 1.62 per cent. Fixed Rate Social Notes due August 28, 2020, (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 6, 2016 (the “Information Statement”), the Prospectus dated June 3, 2008 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the “Program Agreement”), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, (“Citibank”) dated as of June 3, 2008 (the “Global Agency Agreement”), the Final Terms dated August 9, 2017 (the “Final Terms”) and the Terms Agreement dated August 9, 2017 (the “Terms Agreement”) each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S. $25,000,000 1.62 per cent. Fixed Rate Social Notes due August 28, 2020

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)	Interest Rate/Interest Payment Date. 1.62 per cent. per annum payable semi-annually in arrears on February 28, 2018; August 28, 2018; February 28, 2019; August 28, 2019; February 28, 2020 and the Maturity Date: See Final Terms, Item 15.

(c)	Maturity Date. August 28, 2020

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Final Terms, Item 20.

(e)	Kind and Priority of Liens. Not applicable.

(f)	Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms. The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.	Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3.	Distribution Spread

See Final Terms, “Distribution”.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5.	Other Expenses of Distribution

Not applicable.

Item 6.	Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.	Exhibits

A.	Information Statement (October 6, 2016);[1]

B.	Prospectus (June 3, 2008);[2]

C.	Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D.	Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation[3];

E.	Global Agency Agreement (dated as of June 3, 2008);[2]

F.	Final Terms (August 9, 2017); and

G.	Terms Agreement (August 9, 2017)

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 6, 2016.
[2]	Filed on September 17, 2008.
[3]	Filed July 10, 2014

Final Terms dated August 9, 2017

International Finance Corporation

Issue of

U.S. $25,000,000 1.62 per cent. Fixed Rate Social Notes due August 28, 2020 under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation

2.	(i) Series Number:	1751

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies:	United States Dollar (“U.S. $”)

4.	Aggregate Nominal Amount:

	(i) Series:	U.S. $25,000,000

	(ii) Tranche:	U.S. $ 25,000,000

5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

6.	(i) Specified Denominations:	U.S. $1,000 and integral multiples thereof

	(ii) Calculation Amount:	U.S. $1,000

7.	(i) Issue Date:	August 15, 2017

	(ii) Interest Commencement Date:	August 15, 2017

8.	Maturity Date:	August 28, 2020

9.	Interest Basis:	1.62 per cent. Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par

11.	Change of lnterest or Redemption/Payment Basis:	Not Applicable

12.	Put/Call Options:	Not Applicable

13.	Status of the Notes:	Senior

14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable

	(i) Rate of Interest:	1.62 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Dates:	February 28, 2018; August 28, 2018; February 28, 2019; August 28, 2019; February 28, 2020 and the Maturity Date.

	(iii) Fixed Coupon Amount:	$8.10 per Calculation Amount

	(iv) Broken Amount:	First long coupon amount: $8.69 per calculation amount (193 days according to 30/360 day count)

	(v) Day Count Fraction:	30/360 (unadjusted)

	(vi) Determination Dates:	Not Applicable

16.	Floating Rate Note Provisions:	Not Applicable

17.	Zero Coupon Note Provisions:	Not Applicable

18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable

	Call Option II (Automatic):	Not Applicable

21.	Put Option:	Not Applicable

22.	Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount

23.	Early Redemption Amount:	U.S. $1,000 per Calculation Amount

Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same ( if required or if different from that set out in the Conditions):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date

25.	New Global Note (NGN):	No

26.	Financial Centre(s) or other special provisions relating to payment dates:	New York and London

27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	Not Applicable

29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable

31.	Consolidation provisions:	Not Applicable

32.	Additional terms:	Applicable

	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable

	(ii) Date of Terms Agreement:	August 9, 2017

	(iii) Stabilizing Manager(s) (if any):	Not Applicable

34.	If non-syndicated, name and address of Dealer:	Castle Oak Securities, L.P. 110 East 59th Street, 2nd Floor
New York, NY 10022

35.	Total commission and concession:	Not Applicable

36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Monish Mahurkar
Duly authorized

PART B – OTHER INFORMATION

LISTING

(i) Listing:	Not Applicable

(ii) Admission to trading:	Not Applicable

RATINGS

Ratings:	Notes under the Program have been rated:
S & P: AAA
Moody’s: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950VLD63

Common Code:	Not Applicable

CUSIP:	45950VLD6

Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional	Not Applicable

Paying Agent(s) (if any):

GENERAL

Applicable TEFRA exemption:	Not Applicable

USE OF PROCEEDS

The IFC Social Bond Program is the result of the merger of two existing socially responsible bond programs – the IFC Banking on Women Bond Program and the IFC Inclusive Business Bond Program. The net proceeds of the issue of the Notes under this broader IFC Social Bond Program umbrella, which may be converted into US Dollars, will be allocated within IFC’s Treasury to a designated sub-portfolio that will be linked to socially responsible lending to benefit both women-owned enterprises (“Banking on Women Eligible Projects”) and inclusive business projects (“Inclusive Business Eligible Projects”). So long as the Notes are outstanding, the balance of the sub-portfolio will be reduced by amounts matching disbursements made by IFC in respect of either of these two categories of projects. Funds held in the IFC Social Bond Program sub-portfolio will be invested by IFC’s Treasury in accordance with IFC’s liquid asset management investment guidelines.

“Banking on Women Eligible Projects” will generally involve IFC lending to financial intermediaries with the requirement that the proceeds of IFC’s loan be on-lent to women-owned enterprises. However, IFC reserves the right to lend in support of such enterprises either directly or indirectly. For this purpose, a women-owned enterprise is a business that is at least 51 % owned by a woman or women, or a business in which a woman or women hold at least 20% of the ownership interests and have at least 1 of the senior executive roles (e.g. Chief Executive Officer, Chief Operation Officer, President, Vice-President), and women hold at least 30% of seats on the board of directors where a board exists.

“Inclusive Business Eligible Projects” include any project funded, in whole or in part, by IFC that (as determined pursuant to an internal IFC validation process) incorporates people at the “Base of the Economic Pyramid” or “BOP” (defined as people who earn less than the equivalent of $8 per day in purchasing power parity terms or who do not have access to basic goods and services) into a company’s value chain as suppliers, distributors, or customers as part of such company’s core business in a commercially viable and scalable way, such as:

•	Investments in companies that source directly from small holder farmers

•	Investments in utilities (e.g. electricity, gas, water) that provide low-income households with better access to services

•	Investments in companies that provide health services, education services or housing to low-income populations in more affordable ways

•	Investments in companies that provide goods and services to low-income populations

•	Investments in companies that provide access to telecommunication and payment platforms in markets that include the low-income segment

The examples of projects eligible for funding under the IFC Social Bond Program described above are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristic will be made by IFC during the term of the Notes.

Payments of interest and principal in respect of IFC Social Bonds are strictly based on the credit quality of IFC, and are not directly affected by the result of the underlying investments IFC makes consistent with the eligibility criteria outlined above.

See www.ifc.org/social bonds for more information about the IFC Social Bond Program.

SUPPLEMENTAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The disclosure in the accompanying Prospectus under the heading “Tax Matters-United States Federal Income Taxation” should apply to the Notes. The following supplements the disclosure therein with respect to U.S. Holders (as defined in the accompanying Prospectus) and is subject to the limitations and exceptions set forth therein.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions (which may include the Notes), as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders should consult their tax advisors regarding the application of this reporting obligation to their ownership of the Notes.

Medicare Tax. A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross interest income and its net gains from the disposition of Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

TERMS AGREEMENT NO. 1751 UNDER

THE STANDARD PROVISIONS

August 9, 2017

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1	The undersigned agrees to purchase from you (the “Corporation”) the Corporation’s USO 25,000,000 1.62% Fixed Rate Notes due August 28, 2020 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 11 :00 a.m. New York time on August 15, 2017 (the “Settlement Date”) at an aggregate purchase price of USO $25,000,000 (which is 100.00% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2	When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to August 4, 2017 at 2: 15pm New York Time and the term “Dealer(s)” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3	The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof’) are true and correct on the date hereof.

4	The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5	The Corporation agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the nominal amount).

6	The purchase price specified above will be paid by the Dealer to Citibank N.A., London Branch, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Corporation.

7	The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8	In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9	The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10	For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

12	This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CastleOak Securities, LP.

By:	/s/ ltai Benosh
Name: ltai Benosh
Title: Managing Director, Fixed Income Sales & Trading

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Monish Mahurkar
Name: Monish Mahurkar
Title: Director

SCHEDULE I

Notice Details of the Dealer:

CastleOak Securities

110 East 59th Street, 2nd Floor

New York, NY 10022

Attention:   Nat Christian

Telephone: (212) 829-4776

Fax:            (212) 294-7866